# STARREX MINING CORPORATION LTD.

82-3755

02049517

# LETTER OF TRANSMITTAL

02 AUG 27 AM 8:18

19 August 2002

**Ref: InterStar Mining Group Inc.; Pro-rata Common Share Distribution**

To Our Shareholders:

SUPPL

At your Company's Special Shareholder Meeting held on 29 July 2002, the Joint Plan of Arrangement (with Phoenix Canada Oil Company Limited) covering the pro-rata distribution of 13,718,264 InterStar common shares held by Starrex was approved for distribution to our Shareholders of record on 14 August 2002.

Pursuant to the said Plan of Arrangement, four (4) common shares of InterStar are being distributed for each common share of Starrex held on the record date. The accompanying InterStar share certificate concludes this transaction and is based on your Starrex share position as reflected in our current Shareholder Register.

Particulars concerning the legal and taxation consequences, among other matters, respecting this distribution were provided in the Management's Information Circular and Joint Arrangement Circular accompanying the Notice calling the recent Company's Annual General and Special Shareholder Meeting.

Your Management views your new holding of InterStar common shares as a valued asset in a Company with interesting potential.

PROCESSED
AUG 3 0 2002
THOMSON
FINANCIAL

Respectfully submitted;
by: S. Donald Moore; President.